

140103

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov



Filed in the office of	Document Number
signature	20110476438-06
Ross Miller	Filing Date and Time
Secretary of State	06/27/2011 3:04 PM
State of Nevada	Entity Number
	C5404-1999

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Merger
(Pursuant to NRS Chapter 92A)

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200):

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article one.

Intellicell Biosciences, Inc.
Name of **merging entity**

Nevada
Jurisdiction

corporation
Entity type *

Name of **merging entity**

Jurisdiction

Entity type *

Name of **merging entity**

Jurisdiction

Entity type *

Name of **merging entity**

Jurisdiction

Entity type *

and,

Media Exchange Group, Inc.
Name of **surviving entity**

Nevada
Jurisdiction

corporation
Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

2) Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.190):

Attn: _____

c/o: _____

3) Choose one:

☐ The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).

☒ The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180).

4) Owner's approval (NRS 92A.200) (options a, b or c must be used, as applicable, for each entity):

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from the appropriate section of article four.

(a) Owner's approval was not required from

_____
Name of **merging** entity, if applicable

_____
Name of **merging** entity, if applicable

_____
Name of **merging** entity, if applicable

_____
Name of **merging** entity, if applicable

and, or;

Media Exchange Group, Inc.
Name of **surviving** entity, if applicable

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 3

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

Intelicell Biosciences, Inc.
Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each
public officer or other person whose approval of the plan of merger is required by the
articles of incorporation of the domestic corporation.

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov


Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 5


USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide
   article numbers, if available. (NRS 92A.200)*:

The Articles of Incorporation of the surviving entitle shall be amended as follows:

"ARTICLE I - The name of the corporation is INTELLICELL BIOSCIENCES, INC."

6) Location of Plan of Merger (check a or b):

☐ (a) The entire plan of merger is attached;

or,

☒ (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability
   company or business trust, or at the records office address if a limited partnership, or other place of
   business of the surviving entity (NRS 92A.200).

7) Effective date (optional)**: [_____]

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them
"Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state
must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada
parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the
surviving entity except that the name of the surviving entity may be changed.

** A merger takes effect upon filing the articles of merger or upon a later date as specified in the articles, which must not be more
than 90 days after the articles are filed (NRS 92A.240).

This form must be accompanied by appropriate fees.   Nevada Secretary of State 92A Merger Page 5
                                                                            Revised: 10-25-10



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or one member if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article eight.

Intellicell Biosciences, Inc.
Name of merging entity

X _____   President _____   6/24/11
Signature   Title   Date

Name of merging entity

X _____   _____   _____
Signature   Title   Date

Name of merging entity

X _____   _____   _____
Signature   Title   Date

Name of merging entity

X _____   _____   _____
Signature   Title   Date

and,

Media Exchange Group, Inc.
Name of surviving entity

X _____   Chief Executive Officer   6/24/11
Signature   Title   Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 6
Revised: 10-25-10